SUB-ITEM 77D:  Policies with respect to security investments

Prior to November 1, 2016, Hussman Strategic Value Fund ("HSVLX") had an investment policy that required it to invest, under normal market conditions, at least 80% of the value of its net assets in dividend paying common stocks, and the investment manager generally focused on securities that have dividend yields that exceed the average dividend yield of stocks comprising the Standard & Poor's 500 Index.  In order to enhance HSVLX's ability to invest in stocks meeting the valuation criteria that the investment manager's research identifies as performing best across history (focusing primarily on discounted expected future cash flows), effective November 1, 2016, HSVLX is no longer subject to these policies relating to investments in dividend paying stocks.  However, it is expected that dividend paying common stocks will generally represent at least 50% of the value of HSVLX's stock portfolio under normal market conditions.